March 25, 20236

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Assembly Biosciences, Inc.

Registration Statement on Form S-3

Filed March 19, 2026

File No. 333-294459

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Assembly Biosciences, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-294459) (the “Registration Statement”) to 4:30 p.m. Eastern Time on Friday, March 27, 2026 or as soon thereafter as practicable.

The Company acknowledges that both the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff of the U.S. Securities and Exchange Commission.

Please contact P. Michelle Gasaway of Skadden, Arps, Slate, Meagher & Flom LLP, special counsel to the Company, at +1.213.687.5122 as soon as the Registration Statement has been declared effective or if you have any other questions or concerns regarding this matter.

Regards,

By: /s/ John O. Gunderson

Name: John O. Gunderson

Title: VP, General Counsel and Corporate Secretary

cc: P. Michelle Gasaway

Skadden, Arps, Slate, Meagher & Flom LLP

Jason A. Okazaki

Assembly Biosciences, Inc.

Two Tower Place, 7th Floor, South San Francisco, CA 94080